Filed by Pulte Homes, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centex Corporation

Commission File No.: 001-06776

The following email was delivered to employees of Pulte Homes, Inc. on April 21, 2009.

Team Pulte—It’s been a little less than two weeks since we announced our proposed merger with Centex Corporation. We’ve gotten some feedback from you on the announcement and I’m pleased to say that it’s been received quite positively.

I realize many of you have questions about the proposed merger, what happens next, how it may affect you and your division or function, etc. Hopefully, what I’m about to share with you provides additional perspective about the process we’ll be going through together during the next few months.

First, it is a process. Just like building a new home is a process. It involves many steps. Two important steps we’ve already taken are:

Due Diligence—Here, both companies learned as much as they could about the other company’s people and operations, financial performance, risk management, possible legal liabilities, land, systems and other key information.

Definitive Agreement—The respective boards of directors of the companies approved the proposed combination of Pulte and Centex, and both companies signed a written legal agreement setting forth the terms of the proposed merger.

Steps we are currently taking or will take include:

Transition Planning—This is where the four key components of both organizations—operations, systems, functions and personnel—are reviewed for particular advantages they could deliver to the new organization. Our objective here is to come up with the best combination in order to reduce overlap and duplication, maximize strengths and efficiencies, and position the new Pulte Homes for future success. We are beginning this transition planning now.

Regulatory Approvals—Both companies will make a merger regulatory filing with the Federal Trade Commission.

S-4 Filing—We plan to file a Form S-4 with the Securities and Exchange Commission, registering the Pulte securities we will issue to Centex stockholders in the merger.

Shareholder Voting—Shareholders of both companies will be asked to vote to approve the transaction.

The Closing—Once the transaction is closed and the companies are finally combined, our goal is to move very quickly to fully integrate operations, systems, functions and personnel so we can begin taking advantage of the power of the new Pulte Homes. As mentioned above, planning for this integration is underway and will allow us to move rapidly. As we’ve stated publicly, we expect the closing to occur sometime in the third quarter of 2009.

Again, this is a process and it will unfold over the next few months.

We fully realize that mergers inject a level of uncertainty into the lives of employees and their families. In this industry, we’ve experienced considerable uncertainty over the past few years. We know you will have additional questions that come with a merger of this size and scope. We ask for your patience and your trust. We will provide you with pertinent information when it becomes available.

Second, we recognize that the desire for information can lead people to seek it from any and all sources. Please recognize that the only information that’s reliable will come directly from your company. When decisions are made and details can be shared, we will provide it to you in a timely manner.

Third, we acknowledge that all of this can be a distraction when it comes to meeting our day-to-day responsibilities. I encourage you to stay focused on what you can control – your interaction with customers, meeting your current responsibilities to your teams and divisions, and maintaining solid relationships with your co-workers. This process shouldn’t change us or how we treat each other.

Our goals throughout this transition period remain the same:

•	Keep delighting our customers;

•	Exceed our current business plan on sign-ups, closings, cash flow, etc.;

•	Continue to operate with honesty and integrity; and

•	Help each other out every chance you get.

You are a key part of this process because you and your approach to things can have a significant impact on how our customers, trade partners, community leaders and others perceive us during this period. Let’s remain upbeat, engaged and focused on delivering outstanding results.

Thanks for your continued support during this exciting and critical time. I plan on providing updates every few weeks.

Richard

IMPORTANT INFORMATION: In connection with the proposed transaction, Pulte and Centex will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC (i) by Centex, by contacting Centex Investor Relations at 214-981-5000, Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000 and (ii) by Pulte, by contacting Pulte Investor Relations at Pulte Homes, Inc., 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations. In addition, you may also find information about the merger transaction at www.premierbuilderusa.com.

IMPORTANT NOTE: Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized and other factors that will be discussed more fully in the joint proxy statement/prospectus of Pulte and Centex intended to be filed, and other reports subsequently filed from time to time, with the SEC. These forward-looking statements represent only Pulte’s and Centex’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither Pulte nor Centex assumes any obligation to update any forward-looking statements.